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                            March 21, 2023

       Lucas Wang
       Chief Executive Officer
       Bit Origin Ltd.
       375 Park Ave, Fl 1502
       New York, NY 10152

                                                        Re: Bit Origin Ltd.
                                                            Amendment No. 4 to
                                                            Registration
Statement on Form F-3
                                                            Filed March 17,
2023
                                                            File No. 333-268501

       Dear Lucas Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2023 letter.

       Amendment No. 4 to Registrations Statement on Form F-3

       Miners, page 5

   1. We note your response to prior comment 1. We further note that the OKX exchange is not available in the
U.S. Please tell us how you execute trades through the OKX
                                                        exchange. Please also
revise to discuss the potential risks associated with using the OKX exchange, such as
whether Bitcoin and/or fiat currency must be transferred between entities to trade on
OKX, and whether this complies with the OKX terms of service.
 Lucas Wang
FirstName  LastNameLucas Wang
Bit Origin Ltd.
Comapany
March      NameBit Origin Ltd.
       21, 2023
March2 21, 2023 Page 2
Page
FirstName LastName
       Please contact Sonia Bednarowski at 202-551-3666 or Matthew Derby at 202-551-3334
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Crypto Assets